Exhibit 6.14

Wefunder Listing Agreement

THIS LISTING AGREEMENT is made on 12/23/2022 by and between Monogram Orthopaedics Inc. (the "Company"), and Wefunder Inc., a Delaware corporation ("Wefunder," "we" or "us"). The parties hereby agree as follows:

1.	Agreement to Engage in Fundraising. The Company agrees to sell securities attached as Exhibit A ("Securities") to eligible investors through the funding portal operated by Wefunder (“Portal”). The Company agrees to sell Securities equal in value to funds raised from eligible investors (“Members”) that invest through the Portal within 180 days from the date of this Listing Agreement provided however, that (i) the Company shall have no such obligation unless a minimum of $50,000 is raised through the Portal (the "Minimum"), and (ii) the Company is under no obligation to sell Securities in excess of $5,000,000.

2.	Accuracy and Sufficiency of Information. The Company represents and warrants to Wefunder that all information provided by the Company to Wefunder or any of its affiliates is accurate and complete in every material respect, and that the Company has not omitted any fact regarding the Company that is reasonably material. The Company also represents and warrants to Wefunder that the information provided by the Company meets the requirements of Regulation Crowdfunding in every material respect, and the Company will not rely on Wefunder to ensure that such requirements are met.

3.	Costs: Regulation A - Regulation CF.
A.	If the Company decides to sell Securities under the exemptions provided by Regulation A (“Regulation A campaign”), then the Company agrees to pay to Wefunder:
A.1.	$75,000, due immediately (within 5 business days) prior to commencement of the Regulation A campaign.
A.2.	This payment is not based on the success or failure of the Regulation A campaign.
B.	If the Company decides to sell Securities under the exemptions provided by Regulation Crowdfunding (“Regulation Crowdfunding campaign”) prior to the commencement of the Regulation A campaign, then the Company agrees to pay to Wefunder:
B.1.	7.5% of the aggregate amount of funds raised through the Regulation Crowdfunding campaign, due immediately on the last day of the Financing Period (at close), provided however that the Company raises a the Minimum and issue to Wefunder, for no additional consideration, Securities with an aggregate purchase price equal to 0% of the aggregate amount of funds raised through the sale of Securities to Members through the Portal. The issuance of Securities to Wefunder pursuant to this Listing Agreement shall be upon and subject to the same terms and conditions applicable to the Securities sold to Members through the Portal.
B.2.	This payment is based on the Company successfully raising the Minimum through the Portal.
C.	If the Company successfully raises at least the Minimum through the Regulation Crowdfunding campaign, then:
C.1.	the $75,000, due immediately (within 5 business days) prior to commencement of the Regulation A campaign shall be reduced by an amount of 7.5% of the aggregate amount of funds raised through the Regulation Crowdfunding campaign.
C.2.	This payment is not based on the success or failure of the Regulation A campaign.
D.	If the Company chooses not to commence the Regulation A campaign after the completion of the Regulation Crowdfunding campaign, then:
D.1.	Company and Wefunder shall hold no obligation to the other and, as a result, Wefunder shall not be subject to terms of this Agreement explicitly related to a Regulation A campaign.
E.	Further, both the Company and Wefunder agree that Wefunder shall be fully indemnified and held harmless in any instance where a claim is brought against any or all Parties for damages incurred as a result of actions or inactions taken during a Regulation A or Regulation Crowdfunding campaigns.

4.	Eligibility of Investors. Wefunder agrees that it or one of its affiliates will determine the eligibility of Members to invest in the Company and the amount they are eligible to invest. Wefunder will rely on self-certifications of Members for purposes of determining eligibility.

5.	Investor Updates. The Company shall use reasonable efforts to provide investors with quarterly business updates from the Company through the Wefunder Platform. However, those investors will have no additional information or inspection rights other than required by law.

6.	Use of Wefunder.com. The Company agrees to the Wefunder Terms of Service (the "TOS") and Startup Agreement, as amended by Wefunder from time to time and made available at http://wefunder.com/terms.

IN WITNESS WHEREOF, the parties have executed this Listing Agreement as of the first date written above.

Monogram Orthopaedics, Inc.	Wefunder, Inc.

Benjamin Sexson	Jonny Price
CEO	Director of Fundraising, Wefunder
sexson@monogramorthopedics.com	jonny@wefunder.com